TRC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	3,472,900
Other assets		7,500
Total assets	$	3,480,400
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	26,550
Due to Tower Research Capital LLC		1,692,250
Total liabilities		1,718,800
Member's equity		1,761,600
	$	3,480,400

See accompanying notes to financial statements.